UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Fastenal Company
(Exact name of the registrant as specified in its charter)

Minnesota	0-16125	41-0948415
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2001 Theurer Boulevard, Winona, Minnesota
55987-1500
(Address of principal executive offices) (Zip code)

Ellen Stolts
Vice President of Accounting and Finance
(507) 313-7282
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Fastenal Company (hereinafter referred to as 'Fastenal' or by terms such as 'we,' 'our,' or 'us') has filed a Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 (the 2025 Conflict Minerals Report), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at https://investor.fastenal.com/ under the "Investor Resources" tab.
Item 1.02 Exhibit
A copy of our 2025 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fastenal Company
(Registrant)

May 19, 2026	/s/ SHERYL A. LISOWSKI
(Date)	Sheryl A. Lisowski
Executive Vice President - Chief Accounting Officer and Treasurer